Hypercom Corporation
2851 W. Kathleen Road
Phoenix, Arizona 85053
December 29, 2006
Via EDGARLink Transmission and Facsimile
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	HYPERCOM CORPORATION (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 001-13521
Dear Mr. Krikorian:
This letter responds to the Staff’s comments concerning our Form 10-K for the year ended December 31, 2005, Form 10-Q for the three month period ended March 31, 2006, Form 10-Q for the three month period ended June 30, 2006 and Form 10-Q for the three month period ended September 30, 2006, as set forth in the Staff’s letter dated November 22, 2006. We appreciate the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
For your convenience, the Staff’s comments are repeated below in bold, with our response to each comment set forth immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 2. Significant Accounting Policies
Revenue Recognition and Contract Accounting, pages 64-65
1.	We note your response to prior comment number 1 and do not agree with your conclusion that it is appropriate to classify terminal repair and software development consulting revenue in your product revenue financial statement caption. Your response indicates your conclusion is based on the fact that terminal repair and software development consulting revenue individually or in the aggregate has not reached the 10% threshold of consolidated revenue as defined in Rule 5-03 of Regulation S-X. However, Rule 5-03(1)(d) of Regulation

S-X requires you to state separately revenues from service. Therefore, since your total service revenue is greater than 10% of consolidated revenues, all service revenue should be combined and presented in the service revenue financial statement caption. If you believe that terminal repair and software development consulting revenue are distinct services from your other service revenue, Rule 5-03 of Regulation S-X would allow you to present terminal repair and software development consulting revenue (and corresponding cost of sales) on its own financial statement caption. However, Rule 5-03 of Regulation S-X would not permit you to combine terminal repair and software development consulting revenue with product revenue. In addition, your response indicates that your current classification is aligned with management’s activities, internal reporting, cash flow streams and underlying business activities, and this format appears to be based on reportable segments. Disclosure of the results of your reportable segments should be provided in a segment footnote pursuant to SFAS 131 instead of on the face of the statements of operations. Please tell us how you plan to fully comply with Rule 5-03 of Regulation S-X and SFAS 131.
In response to the Staff’s comments regarding our application of Rule 5-03 of Regulation S-X, the Company has focused on three classes of revenues from which income is derived. The three classes of revenues are as follows:
-	Product – Revenues from our point-of-sale terminals and peripherals (e.g. pin entry devices or pinpads, detachable printers), spare parts and networking equipment.

-	Service – Revenues from our full scale service business operations which are primarily contract based monthly billings. Our classification of service revenues was intended to identify distinct operations which offered strategically managed contract-based recurring revenue streams with dedicated management teams and strategic plans for growth and market differentiation (albeit under the leadership of each respective regional general manager). By way of background, in late 1996 we acquired a small service business operating throughout Brazil as our first entry into the dedicated POS service provider market. Over time we expanded that service business model to Chile and Mexico. Revenues from our service businesses in Brazil, Chile and Mexico amounted to approximately $31.0Million, or 12.6% of sales, in 2005.

We also provide a service offering related to the transportation of electronic communications concerning transaction-based applications. It is a distinct service offering operated under a separate legal entity with a separate dedicated management team with services being provided under contractual arrangements. The general manager for this group reports directly to our Senior Vice President of Global Sales as further discussed below. Revenues from this service amounted to approximately $3.3Million, or 1.4% of sales, in 2005.

These service businesses are described separately in our annual report on Form 10-K.

-	Other – Revenues from all other sources such as miscellaneous repair billings for goods repaired that were not under warranty, consulting and development projects, and terminal rental fees. We viewed billings for repair and development as extensions of our product business and not within our definition of a full scale and stand alone service offering. Particularly on the repairs where units were essentially being returned to the depot (factory) and not as part of any service contract or managed service business (i.e. miscellaneous product revenue). Consulting and development, and rental fees, are immaterial ($5.1Million, or 2% of sales in 2005).

Although in the past we have made a distinction between the full scale contractually based service businesses and our other product related activities such as repairs and consulting and development projects, in accordance with Rule 5-03 we will report our repairs activities, consulting and development project revenues along with the associated cost of sales within the Services captions on the face of our income statement in Form 10-K to be filed for the year ending December 31, 2006. We will reclassify amounts in prior years and quarters to conform to the year ending 2006 presentation. We will disclose such reclassification and the nature of our services activities in a footnote to the financial statements as well as management’s discussion and analysis where required.
With respect to the applicability of SFAS 131, the Company has evaluated the requirements for disclosure set forth in SFAS 131 for each reporting period since its issuance and reported different segments when our networking business as well as our direct finance leasing company met the segment requirements as set forth in SFAS 131. The networking segment became and continues to be immaterial to our overall results and the leasing operation was sold in October 2003. We have continued to evaluate the requirements for disclosure set forth in SFAS 131 and have determined that we do not meet the criteria to report more than one segment (i.e., electronic payment solutions at the point of transaction).
The primary reason we have not met the requirement to report our service business as a segment in the past is that the operating results for our service business have not been regularly reviewed by the chief operating decision maker regarding distinct resource requirements or stand alone performance results in accordance with paragraph 10.b. of SFAS 131. Our service businesses are managed within their respective regions by regional general managers who have responsibility for all business activities and combined operating results in a region. The regional general managers report to the Senior Vice President of Global Sales who covers all products, other and service revenues, and in turn reports to the CEO. The CEO and his SVP’s, as a group, are the chief operating decision makers. In summary, while we have identified distinct service business activities in accordance with Rule 5-03 of Regulation S-X, our management structure and internal reporting did not fully segregate this service business in our management reports, but rather revenues from all sources are aggregated by geographic region along with costs of sales, gross margin, operating expenses and operating income. The breakout of services has occurred primarily as part of our external reporting.
In March 2006, we hired a Senior Vice President of Global Customer Service who intends to formalize and expand our service business model which will include, among many activities, restructuring our repair departments to pull them out from under factory and product sales management and consolidating those departmental activities under a new Global Services division. Further, we are making changes in our internal reporting system to allow a separate and distinct reporting of our Global Services division and expect formal implementation and performance measurement reporting for our Global Services division to begin sometime in 2007. We will consider segment reporting during 2007, if we meet the requirements under SFAS 131.
* * * * * * *
With respect to all the preceding responses, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff. Please direct any questions about this letter to me at (602) 504-5350 or Doug Reich, Senior Vice President and General Counsel at (602) 504-5055.
Very truly yours,
/s/ Thomas Liguori
Thomas Liguori
Senior Vice President and
Chief Financial Officer

Cc:	William Keiper Doug Reich Steve Pidgeon (Snell & Wilmer L.L.P.)

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